Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: RehabCare Group, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 001-14655
Additional Information About this Transaction
In connection with the proposed transaction between Kindred and RehabCare, Kindred will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. RehabCare and Kindred will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by RehabCare and Kindred with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by RehabCare and Kindred with the SEC may also be obtained for free by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”, and Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
RehabCare, Kindred, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can obtain free copies of these documents from RehabCare or Kindred, respectively, from the RehabCare and Kindred websites using the contact information above.
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. RehabCare cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving RehabCare and Kindred, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of RehabCare and Kindred stockholders to approve the transaction; failure to obtain the necessary financing for the transaction; the failure to consummate or delay in consummating the proposed merger for other reasons; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Kindred following completion of the proposed transaction; Kindred’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and general economic conditions that are less favorable than expected. Additional factors that may affect future results are contained in RehabCare’s and Kindred’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of RehabCare or Kindred. RehabCare and Kindred disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
The following document was sent to certain RehabCare employees.
To: All Hospital Division Employees
Re: Company Announcement
For nearly 30 years, RehabCare has successfully navigated through a challenging environment, developed outstanding clinical and operational capabilities to serve its constituents and achieved a leadership position within the industry. Triumph Healthcare was privileged to join the RehabCare family in 2009, and together we have continued to invest and innovate to deliver the highest quality post-acute care while improving on our ability to exceed customer needs. This could not have happened without the dedication of every RehabCare and Triumph employee, and we should all be proud of our accomplishments.
As you know, the past several years have brought a great deal of change to the healthcare industry, particularly in the post-acute arena, and trends toward more integrated, coordinated care have created the opportunity for consolidation within the industry. The Triumph and RehabCare merger was a result of this trend. As such, RehabCare has entered into an agreement with Kindred Healthcare for the acquisition of RehabCare and its subsidiaries, including Triumph Healthcare. Attached is the press release announcing the transaction, which is targeted to close on or about June 30, 2011.
This is an exciting day for RehabCare and Kindred as we are joining forces to become the country’s largest provider of post-acute care, providing critical services to nearly 60,000 patients each day. Upon close, Triumph’s 35 LTACHs and rehabilitation hospitals will become part of Kindred’s hospital division.
The merger of our companies will benefit our employees, clients, patients and the healthcare industry, bringing significant depth of services, resources and experience along with a stronger voice to effect change. The combined company will operate in 47 states, with 118 LTACHs, 121 freestanding and hospital-based inpatient rehabilitation facilities, 30 outpatient rehabilitation programs, 226 skilled nursing facilities and over 1,800 skilled nursing rehabilitation services contracts. Kindred will have more than 75,000 employees nationwide.
I am pleased to tell you that I am going to stay on with Kindred after the transaction closes in a senior executive position within their Hospital division. As we work through the details of the transition, the Hospital management and support structure going forward will become clearer and we will continue to keep you updated on anticipated changes. This transaction should have little or no impact on the hospitals or field staff, other than to provide them with a great foundation for future growth.
First and foremost, this is about improving lives and more effectively and efficiently caring for patients in communities nationwide. Bringing together two strongly aligned organizations and our dedicated teams of clinical professionals, we will deliver on our promise to help people regain their lives. The most essential ingredient in our success as a combined company is you, and your talents will be called on even more as we strive to maintain continuity with our patients, referrers and healthcare partners and to establish the country’s premier provider of integrated and coordinated care along the post-acute continuum.
More information will be forthcoming, but I encourage you to contact your supervisor with any immediate questions and to visit www.kindredhealthcare.com for a special webcast on Kindred and this transaction.
Brock

Contact:	Richard A. Lechleiter	Contact:	Jay W. Shreiner
	Executive Vice President and		Executive Vice President and
	Chief Financial Officer		Chief Financial Officer
	(502) 596-7734		(314) 659-2189
KINDRED HEALTHCARE TO ACQUIRE REHABCARE GROUP
Merger Would Create the Premier Provider of Post-Acute Healthcare Services in the United States
with over $6 Billion in Annual Revenues and Operations in 46 States
Transaction Expected to be Highly Accretive to Kindred Earnings and Create Significant Value
to Stockholders of Both Companies
LOUISVILLE, Ky. and ST. LOUIS, Mo. (February 8, 2011) — Kindred Healthcare, Inc. (“Kindred”) (NYSE:KND) and RehabCare Group, Inc. (“RehabCare”) (NYSE:RHB) today jointly announced the signing of a definitive merger agreement under which Kindred will acquire RehabCare.
     Under the terms of the merger agreement, each stockholder of RehabCare common stock will receive $26 per share in cash and 0.471 of a share of Kindred common stock. Based upon the average value of Kindred common stock, as defined, during the ten trading days preceding the signing of the merger agreement, each RehabCare stockholder will receive consideration with a current value of approximately $35 per share. Kindred expects to issue approximately 12 million shares in connection with the pending transaction. The aggregate value of the pending transaction approximates $1.3 billion, including approximately $400 million of existing indebtedness.
     This transaction will create the largest post-acute healthcare services company in the United States with over $6 billion in annual revenues and operations in 46 states. The combined company will operate 118 long-term acute care (“LTAC”) hospitals with 8,492 licensed beds, 226 nursing and rehabilitation centers with 27,442 licensed beds, 121 inpatient rehabilitation (“IRF”) hospitals (primarily hospital-based units) and 1,808 hospital, nursing center and assisted living rehabilitation therapy services contracts across the country.
     The merger agreement was unanimously approved by the Board of Directors of both Kindred and RehabCare. Under the terms of the merger agreement, two members of the RehabCare Board of Directors will join the Kindred Board following consummation of the transaction.
     Kindred believes the transaction will be highly accretive to earnings and operating cash flows, exclusive of one-time items related primarily to the pending merger, immediately upon closing. In connection with the pending transaction, Kindred expects the combined company to achieve operating synergies of approximately $40 million within a period of two years following consummation of the acquisition, with $25 million expected in the first year after closing.
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680 South Fourth Street     Louisville, Kentucky 40202
502.596.7300     www.kindredhealthcare.com

Kindred Healthcare To Acquire RehabCare Group

February 8, 2011
     Kindred has obtained a financing commitment from JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets Inc. in connection with the pending transaction. Subject to certain conditions as well as market conditions, the Company expects to have in place approximately $1.9 billion of long-term financing, of which approximately $1.6 billion is expected to be outstanding at the time of consummation of the pending transaction.
     The RehabCare acquisition is subject to certain conditions, including approvals by the stockholders of both companies, consummation of financing in accordance with the commitment letters, clearance of the notification to the Federal Trade Commission under the provisions of the Hart-Scott-Rodino Act of 1976, as amended, and the receipt of certain licensure and regulatory approvals. It is expected that the pending transaction will be completed on or about June 30, 2011.
     Paul J. Diaz, President and Chief Executive Officer of Kindred, commented, “We are excited to announce the RehabCare acquisition and we believe that the combination will be highly accretive for Kindred stockholders, provide significant long-term strategic benefits to the stockholders of both companies and enhance our future growth prospects. The expansion of our size and scale and the opportunities to integrate RehabCare’s LTAC and IRF hospitals and rehabilitation therapy contract business with our operations will create a stronger company both nationally and locally and create value for all of our constituents in the communities we serve. We are particularly excited about the opportunity to add RehabCare’s services in our cluster markets and inpatient rehabilitation services to our service offerings. Together with our growing home care and hospice businesses, the merger offers our patients an expanded continuum of services and the opportunity for us to “Continue the Care” for our patients and residents through an entire episode of treatment and recovery.”
     Mr. Diaz also commented, “I know that all my colleagues at Kindred join me in welcoming the RehabCare team as we jointly pursue the closing of this transaction and the building together of a great new company that is committed to ensuring that our patients and residents continue to receive the best care on their journey to recovery.”
     John H. Short, Ph.D., President and Chief Executive Officer of RehabCare, noted, “Our combination with Kindred delivers significant value to our stockholders and provides an opportunity to share in the future growth of the combined company. We share the same commitment to delivering leading-edge post-acute care that improves lives, and we expect our patients, healthcare partners and professionals to benefit from the blending of our organizations.”
     Morgan Stanley is acting as financial advisor to Kindred, and Cleary Gottlieb Steen & Hamilton LLP is acting as its legal advisor.
     CitiGroup, Inc. is acting as financial advisor to RehabCare, Armstrong Teasdale, LLP is acting as its legal advisor and Bryan Cave LLP is acting as legal advisor to its Board of Directors.
     In connection with the pending transaction, Kindred has suspended its fiscal 2011 earnings guidance.
Pro Forma Financial Information
     In connection with today’s announcement of the RehabCare acquisition, Kindred provided certain pro forma financial projections so that investors could more easily assess and value the combined company.
     The pro forma financial projections included in this press release assume that the pending transaction was consummated on January 1, 2011 and include the projected results of the combined company for the year ended December 31, 2011. Non-recurring costs and expenses associated with the pending transaction have been excluded from the pro forma financial projections. The pro forma financial projections assume that Kindred will realize approximately $25 million of operating synergies in the first year following consummation of the transaction.
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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011
     Based upon the pro forma financial projections, revenues for the combined company should approximate $6.2 billion for the year ended December 31, 2011. Operating income, or earnings before interest, income taxes, depreciation, amortization and rent, is expected to range from $892 million to $909 million. Rent expense is expected to approximate $422 million, while depreciation, amortization and net interest expense are expected to approximate $303 million. Income from continuing operations for the year could approximate $101 million to $111 million or $1.95 to $2.15 per diluted share (based upon diluted shares of 51.2 million).
     Mr. Diaz commented, “The RehabCare acquisition offers a unique opportunity for significant growth and earnings accretion for Kindred stockholders without excessive leverage. We expect that the adjusted debt of the combined company, using a factor of six times rents, should approximate 4.5 at the end of 2011. This compares to Kindred’s stand-alone adjusted leverage of 4.4 at December 31, 2010. In addition, the combined company’s ability to generate considerable operating cash flows will allow for significant pay-downs of debt over the next few years.”
Conference Call
     A joint conference call to discuss the pending transaction will be held at 8:30 a.m. EST on Tuesday February 8, 2011. The conference call can be accessed by dialing (913) 312-1305. Investors can access a live webcast of the conference call through a link on Kindred’s website at www.kindredhealthcare.com.
     A telephone replay of the conference call will be available at approximately 11:30 a.m. on February 8 by dialing (719) 457-0820, access code: 7191328. The replay will be available through February 16.
Forward-Looking Statements
     This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements regarding Kindred’s and RehabCare’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements.
     Such forward-looking statements are inherently uncertain. In particular, the pro forma financial projections included in this press release reflect Kindred management’s assumptions and estimates as of the date hereof. While Kindred management believes these assumptions and estimates to be reasonable in light of the facts and circumstances known as of the date hereof, the projections are necessarily speculative in nature. Many of these assumptions and estimates are driven by factors beyond the control of Kindred or RehabCare, and it can be expected that one or more of them will not materialize as expected or will vary significantly from actual results. No independent accountants have provided any assurance with respect to these projections. Moreover, Kindred does not undertake any obligation to update projections and does not intend to do so. Accordingly, you should not place undue reliance on these projections or any of the other forward-looking statements in this press release, which are likewise subject to numerous uncertainties, and you should consider all of such information in light of the various risks identified in this press release and in the reports filed by Kindred and RehabCare with the Securities and Exchange Commission (the “SEC”), as well as the other information that Kindred and RehabCare provide with respect to the pending acquisition.
     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and
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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011
productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
     As noted above, this press release includes a financial measure referred to as operating income. Kindred uses operating income as a meaningful measure of operational performance in addition to other measures. Kindred uses operating income to assess the relative performance of its operating divisions as well as the employees that operate these businesses. In addition, Kindred believes this measurement is important because securities analysts and investors use this measurement to compare its performance to other companies in the healthcare industry. Kindred believes that income from continuing operations is the most comparable GAAP measure. Readers of Kindred’s financial information should consider income from continuing operations as an important measure of Kindred’s financial performance because it provides the most complete measure of its performance. Operating income should be considered in addition to, not as a substitute for, or superior to, financial measures based upon GAAP as an indicator of operating performance. A reconciliation of the estimated operating income to income from continuing operations provided in the pro forma financial projections is included in this press release.
Additional Information about this Transaction
     In connection with the pending transaction with RehabCare, Kindred will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
     Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the pending transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC
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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011
on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.
About Kindred Healthcare
     Kindred Healthcare, Inc., a top-200 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of over $4.3 billion and approximately 56,800 employees in 40 states. At December 31, 2010, Kindred through its subsidiaries provided healthcare services in 696 locations, including 89 long-term acute care hospitals, 226 nursing and rehabilitation centers and a contract rehabilitation services business, Peoplefirst rehabilitation services, which served 381 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies in 2009 and 2010, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.
About RehabCare Group
     Established in 1982 and headquartered in St. Louis, MO, RehabCare Group, Inc. (www.rehabcare.com) is a leading provider of post-acute care, owning and operating 34 long-term acute care and rehabilitation hospitals and providing program management services in partnership with over 1,250 hospitals and skilled nursing facilities in 42 states and Puerto Rico. RehabCare is included in the Russell 2000 and Standard and Poor’s Small Cap 600 Indices.
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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011
KINDRED HEALTHCARE, INC.
Reconciliation of Pro Forma Financial Projections — Continuing Operations (a)
For the Year Ending December 31, 2011
(Unaudited)
(In millions, except per share amounts)

	As of February 8, 2011
	Low	High
Operating income	$892	$909

Rent	422	422
Depreciation and amortization	185	185
Interest, net	118	118

Income from continuing operations before income taxes	167	184
Provision for income taxes	66	73

Income from continuing operations	101	111
Allocation to participating unvested restricted stockholders	1	1

Available to common stockholders	$100	$110

Earnings per diluted share	$1.95	$2.15
Shares used in computing earnings per diluted share	51.2	51.2

(a)	The pro forma financial projections included in this press release assume that the pending transaction was consummated on January 1, 2011 and include the projected results of the combined company for the year ended December 31, 2011. Non-recurring costs and expenses associated with the pending transaction have been excluded from the pro forma financial projections. The pro forma financial projections assume that Kindred will realize approximately $25 million of operating synergies in the first year following consummation of the transaction. The pro forma financial projections reflect Kindred management’s assumptions and estimates as of the date hereof. While Kindred management believes these assumptions and estimates to be reasonable in light of the facts and circumstances known as of the date hereof, the projections are necessarily speculative in nature. Many of these assumptions and estimates are driven by factors beyond the control of Kindred or RehabCare, and it can be expected that one or more of them will not materialize as expected or will vary significantly from actual results. No independent accountants have provided any assurance with respect to these projections. Kindred does not undertake any obligation to update projections and does not intend to do so. See “Forward-Looking Statements” in the accompanying press release.